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                                                                     EXHIBIT 3.3

                             AMENDMENT TO THE BYLAWS
                      OF GRAY COMMUNICATIONS SYSTEMS, INC.
                                 JANUARY 6, 1999

      The Bylaws of Gray Communications Systems, Inc. were amended by the Board of Directors by Unanimous Written Consent on January 6, 1999 deleting the following sections in their entirety and substituting in lieu thereof the following:

      NOW, THEREFORE, BE IT RESOLVED, that the Bylaws of the Company be, and the same hereby are, amended by deleting the current Section 2 of Article III thereof, in its entirety and substituting in lieu thereof the following:

      Section 2 NUMBER, TENURE AND QUALIFICATIONS.

      "The number of directors of the Corporation shall be not less than 3 nor more than 15, the exact number of which may be established by the Board of Directors. Each Director shall hold office until the next annual meeting of stockholders and until his or her successor shall have been elected and qualified. A majority of the directors shall be bona fide residents of the State of Georgia."

      FURTHER RESOLVED, that the Bylaws of the Company be, and the same hereby are, amended by deleting the current Section 8 of Article III thereof, in its entirety and substituting in lieu thereof the following:

      Section 8 VACANCIES.

      "Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of directors shall be filled by the affirmative vote of a majority of the Board of Directors but only for a term of office continuing until the next election of directors by the stockholders and until the election and qualification of the successor."